Exhibit (a)(1)(ii)
WILLOW TREE CAPITAL CORPORATION
c/o Willow Tree Capital Corp Advisors LLC
450 Park Avenue, 29th Floor
New York, New York 10022
Offer to Purchase Up to 1,202,904
Shares of Common Stock
Dated March 26, 2026
The Offer and Withdrawal Rights Will Expire at
11:59 p.m., Eastern Time, on April 28, 2026
Unless the Offer is Extended
To the Shareholders of Willow Tree Capital Corporation:
Willow Tree Capital Corporation, an externally-managed closed-end, non-diversified management investment company that has elected to be regulated as a business development company under the U.S. Investment Company Act of 1940, as amended (the “1940 Act”), and is incorporated in Maryland (the “Company”) is offering to purchase up to the number of shares of our issued and outstanding common stock, par value $0.01 per share, (“Common Stock”), that can be repurchased with approximately $19,373,783. This amount represents the value of 5.0% of the aggregate number of the Company’s Shares outstanding as of December 31, 2025. The term “Shares” as used herein refers only to those shares of Common Stock that are eligible to be repurchased.
The purpose of this Offer to Purchase is to provide shareholders with the potential for a measure of liquidity, since there otherwise is no public market for our Common Stock. See Section 1 below. The Offer is for a price per Share equal to the net offering price per Share for the Common Stock (the “Purchase Price”) in effect as of April 30, 2026 (the “Valuation Date”), and is made upon the terms and subject to the conditions set forth in this Offer to Purchase and the related Letter of Transmittal (which together with any amendments or supplements thereto, collectively constitute the “Offer”). The Offer period will begin on April 1, 2026 and will expire at 11:59 P.M., Eastern Time, on April 28, 2026 (the “Expiration Date”), unless extended. Holders who tender Shares in this Offer will not receive dividend payments for any Shares that are purchased in the Offer with record dates after 11:59 P.M. on April 28, 2026, unless the Offer is extended. To the extent that the number of Shares submitted pursuant to the Offer exceeds the number of Shares that we are able to purchase, we may, in our sole discretion, accept the additional duly tendered Shares permitted to be accepted pursuant to Rule 13e-4(f)(1)(ii) under the Exchange Act, and/or repurchase Shares on a pro rata basis in accordance with the number of Shares tendered by each shareholder (and not timely withdrawn).
Shareholders desiring to tender all or any portion of their Shares in accordance with the terms of the Offer should complete and sign the attached Letter of Transmittal and mail or e-mail it to the Company’s transfer agent, State Street Bank and Trust Company, (the “Transfer Agent”) in the manner provided for in the Letter of Transmittal and set forth in Section 4 “Procedure for Tenders” below.
IMPORTANT
The Company makes no recommendation to any Shareholder as to whether to tender or refrain from tendering Shares. Shareholders must make their own decisions whether to tender Shares and, if so, the portion of their Shares to tender.
Because each Shareholder’s investment decision is a personal one, based on its financial circumstances, no person has been authorized to make any recommendation on behalf of the Company as to whether Shareholders should tender Shares pursuant to the Offer. No person has been authorized to give any information or to make any representations in connection with the Offer other than those contained herein or in the Letter of Transmittal. If given or made, such recommendation and such information and representations must not be relied on as having been authorized by the Company.
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Neither the Securities and Exchange Commission nor any state securities commission nor any other regulatory authority has approved or disapproved of these transactions or determined if the information contained herein is truthful or complete. Any representation to the contrary is a criminal offense.
Questions and requests for assistance and requests for additional copies of the Offer may be directed to the Transfer Agent:
State Street Bank and Trust Company

Regular Mail:	State Street Bank and Trust Company Attn: Willow Tree Capital Corporation P.O. Box 5493 Boston, MA 02206

Overnight Mail:	State Street Bank and Trust Company Attn: Willow Tree Capital Corporation 1776 Heritage Drive JAB/3 North Quincy, MA 02171

E-mail:	WillowTreeBDCTA_INQ@statestreet.com

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SUMMARY TERM SHEET
This Summary Term Sheet highlights the material information concerning this Offer. To understand the Offer fully and for a more complete discussion of the terms and conditions of the Offer, you should read carefully this entire Offer to Purchase and the related Letter of Transmittal.
What is the Offer?
•As disclosed in the Company’s public filings made with the Securities and Exchange Commission (the “SEC”) pursuant to the Securities Exchange Act of 1934, as amended (the “Exchange Act”), at the discretion of the Company’s board of directors (the “Board”), the Company intends to repurchase, in each quarter, up to 5.0% of the value of its outstanding shares of common stock. Accordingly, the Company is offering to purchase up to 1,202,904 Shares at a price equal to the net asset value of the Shares (that is, the value of the Company’s total assets minus its total liabilities, divided by outstanding Shares) (the “Purchase Price”) determined as of April 30, 2026 or such later date as may be determined by the Company if the Offer is extended (the “Valuation Date”). The Shares subject to the Offer represent approximately 5.0% of the total outstanding Shares as of December 31, 2025. Shareholders may tender all or a portion of their Shares. See Section 2 “Offer to Purchase and Price” below.
When will the Offer expire, and may the Offer be extended?
•The Offer, which begins on April 1, 2026, will remain open until 11:59 p.m., Eastern Time, on April 28, 2026 (the “Expiration Date”), unless extended. The Company may extend the period of time the Offer will be open by issuing a press release or making some other public announcement by no later than the next business day after the Offer otherwise would have expired. The Company reserves the right to adjust the Valuation Date to correspond to any extension of the Offer.
How is the Purchase Price Determined?
•The Purchase Price will reflect the Company’s net asset value per Share as of the Valuation Date. The Board is responsible for determining the fair value of the portfolio investments that are not publicly traded, whose market prices are not readily available on a quarterly basis in good faith or any other situation where portfolio investments require a fair value determination. The Board determines the fair value of each investment in the Company’s portfolio in good faith, in accordance with the Company’s valuation policy and procedures established by the Board.
•The Company’s net asset value per Share reflected in the Purchase Price will be determined by the Pricing Committee of the Board (the “Pricing Committee”). In determining the Purchase Price, the Pricing Committee will consider the following factors, among others, in making such determination:
◦the net asset value per Share as of the most recently completed calendar quarter; and
◦an assessment of whether any material change in the net asset value per Share has occurred (including through the realization of net gains on the sale of portfolio investments), or any material change in the fair value of portfolio investments has occurred, in each case, from the period beginning on the date of the most recently completed calendar quarter to the Valuation Date.
What is the most recent net asset value for each class of Shares?
•As of December 31, 2025, our most recent net asset value per Share was $16.11.
Are my shares of Common Stock of the Company eligible to be repurchased pursuant to the Offer?
•Your Shares are eligible to be repurchased pursuant to the Offer, unless your Shares are currently subject to a lock-up period pursuant to the subscription agreement that you entered when you purchased your shares.

How do I tender my Shares?
•If you would like to tender your Shares, you must complete the Letter of Transmittal enclosed with the Offer to Purchase, and return it as instructed in the Letter of Transmittal to the Transfer Agent, Attention: Willow Tree Capital Corporation, by (a) mail at State Street Bank and Trust Company, Attn: Willow Tree Capital Corporation, P.O. Box 5493, Boston, MA 02206 (regular mail), or State Street Bank and Trust Company, Attn: Willow Tree Capital Corporation, 1776 Heritage Drive, JAB/3, North Quincy, MA 02171 (overnight mail), or (b) e-mail at WillowTreeBDCTA_INQ@statestreet.com, Attention: Willow Tree Capital Corporation. If you choose to e-mail the Letter of Transmittal, please mail the original promptly after you e-mail it.
•Your properly completed mailed or e-mailed Letter of Transmittal must be received prior to the Expiration Date. If you decide to tender, it is your responsibility to, and the Company strongly recommends that you do, confirm receipt of your Letter of Transmittal with the Transfer Agent by e-mailing WillowTreeBDCTA_INQ@statestreet.com, Attention: Willow Tree Capital Corporation.
•All Shareholders tendering Shares should carefully review their Letter of Transmittal and follow the delivery instructions therein. See Section 4 “Procedures for Tender” below.
If the Company accepts the Shares a Shareholder tenders, when will payment be made?
•Payment for properly tendered Shares (which are not timely withdrawn) will be made in the form of a non-interest bearing, non-transferrable, and non-negotiable promissory note promptly following expiration of the Offer. See Section 6 “Purchases and Payment” below.
Is there any cost to tender?
•The Company does not expect to impose any charges on repurchases of Shares in the Company. See Section 6 “Purchases and Payment” below.
May I withdraw my Shares after I have tendered them?
•Yes, you may withdraw your Shares at any time prior to the Expiration Date (including any extension period). See Section 5 “Withdrawal Rights” below.
Is there any reason Shares tendered would not be accepted?
•In addition to those circumstances described in Section 7 “Certain Conditions of the Offer” in which the Company is not required to accept tendered Shares, we have reserved the right to reject any and all tenders determined by us not to be in appropriate form, subject to the rights of tendering shareholders to challenge the Company’s determination in a court of competent jurisdiction. For example, tenders will be rejected if the tender does not include original signature(s) or the original of any required signature guarantee(s).
Does the Company have the financial resources to make payment for the Shares tendered in the Offer?
•Yes. See Section 6 “Purchases and Payment” below.
What is the effect of tendering my Shares if I am a participant in the Company’s distribution reinvestment plan (the “DRIP”)?
•If you are a participant in the DRIP and elect to tender your Shares in full, and such full tender is accepted by the Company, any Shares issued to you under the DRIP subsequent to the expiration of the tender offer will be considered part of your prior tender, and your participation in the DRIP will be terminated as of the Expiration Date of the applicable tender offer. Any distributions to be paid to you on or after the Expiration Date will be paid in cash on the scheduled distribution payment date. If you are a participant in the DRIP that elects to tender a portion of your Shares, your participation with respect to your Shares that were tendered will be terminated as of the Expiration Date of the applicable tender offer. Any distributions to be paid to you on or after the Expiration Date from the tendered Shares (whether or not the Shares were repurchased) will be paid in cash on the scheduled distribution payment date. See Section 9 “Tender by DRIP Participants” below.
1.Background and Purpose of the Offer.
The purpose of the Offer is to provide liquidity to Shareholders. Because there is no secondary trading market for Shares, the Board has determined, after consideration of various matters, that the Offer is in the best interests of Shareholders in order to provide liquidity for Shares. Subject to the Board’s discretion, the Company intends to conduct quarterly tender offers in accordance with the requirements of Rule 13e-4 under the Exchange Act, and the 1940 Act. The Board has sole discretion to determine whether the Company engages in any share repurchases and, if so, the terms of such repurchase.
The purchase of Shares pursuant to the Offer will have the effect of increasing the proportionate interest in the Company of Shareholders who do not tender Shares. Shareholders who retain their Shares may be subject to increased risks that may possibly result from the reduction in the Company’s aggregate assets resulting from payment for the Shares tendered. These risks include the potential for greater volatility due to decreased diversification. A reduction in the aggregate assets of the Company may result in Shareholders who do not tender Shares bearing higher costs to the extent that certain expenses borne by the Company are relatively fixed and may not decrease if assets decline. These effects may be reduced or eliminated to the extent that additional purchases of Shares are made by new and existing shareholders from time to time, although there can be no assurances that such new or additional purchases will occur.
Shares that are tendered to the Company in connection with the Offer, if accepted for repurchase, will be repurchased, resulting in a change in the income ratio and an increase in the expense ratios of Shares owned by Shareholders remaining in the Company (assuming no further issuances of Shares).
2.Offer to Purchase and Price.
The Company will purchase, upon the terms and subject to the conditions of the Offer, up to 1,202,904 of the total outstanding Shares that are properly tendered by, and not withdrawn (in accordance with Section 5 “Withdrawal Rights” below) before, the Expiration Date. The amount represents approximately 5.0% of the Company’s Shares outstanding as of December 31, 2025.
The Company reserves the right to extend, amend or cancel the Offer as described in Sections 3 and 7 below. The Purchase Price of a Share tendered will be its net asset value as of the Valuation Date, payable as set forth in Section 6. The Company reserves the right to adjust the Valuation Date to correspond with any extension of the Offer.
As of the close of business on December 31, 2025, there were approximately 24,058,078 Shares issued and outstanding.
3.Amount of Tender.
If less than 1,202,904 Shares are properly tendered pursuant to the Offer and not withdrawn, the Company will, on the terms and subject to the conditions of the Offer, purchase all of the Shares so tendered unless the Company elects to cancel or amend the Offer, or postpone acceptance of tenders made pursuant to the Offer, as provided in Section 7 “Certain Conditions of the Offer” below. This amount represents approximately 5.0% of the Company’s Shares outstanding as of December 31, 2025. If more than 1,202,904 Shares are duly tendered to the Company before the expiration of the Offer and not withdrawn, pursuant to Section 5 “Withdrawal Rights” below, the Company will accept Shares tendered on or before the Expiration Date for payment on a pro rata basis based on the number of tendered Shares, and there is no repurchase priority for repurchase requests in the case of the death or disability of a Shareholder; provided that the Company reserves the right in its sole discretion to purchase additional outstanding Shares representing up to 2.0% of the Company’s outstanding Shares without amending or extending the Offer as permitted by Rule 13e-4(f)(1) of the Exchange Act. The unaccepted portion of any tender of Shares made by a Shareholder pursuant to this Offer will not be automatically carried forward or given priority in connection with any future tender offer made by the Company, but any Shareholder that wishes to have the Company repurchase Shares that were not accepted for repurchase in connection with this Offer may again tender those Shares in connection with, and subject to the terms and conditions of, any future tender offer made by the Company.
4.Procedure for Tenders.
Shareholders wishing to tender Shares pursuant to the Offer must complete and execute the Letter of Transmittal in accordance with the instructions on the first page of such Shareholder’s Letter of Transmittal. The completed and executed Letter of Transmittal must be received by the specified agent by 11:59 p.m., Eastern Time, on the Expiration Date.
With respect to Shareholders that are required to submit their Letter of Transmittal to the Transfer Agent, Attention: Willow Tree Capital Corporation, submissions may be made either by (i) mail at State Street Bank and Trust Company, Attn: Willow Tree Capital Corporation, P.O. Box 5493, Boston, MA 02206 (regular mail), or State Street Bank and Trust Company, Attn: Willow Tree Capital Corporation, 1776 Heritage Drive, JAB/3, North Quincy, MA 02171 (overnight mail), or (ii) e-mail to WillowTreeBDCTA_INQ@statestreet.com, Attention: Willow Tree Capital Corporation. The Company recommends that all documents be submitted by certified mail, return receipt requested, or by e-mail. A Shareholder choosing to e-mail a Letter of Transmittal must also mail the original completed and executed Letter of Transmittal promptly thereafter.
Shareholders have the responsibility to cause their Shares to be tendered, the Letter of Transmittal properly completed and bearing original signature(s), including any required signature guarantees, and any other documents required by the Letter of Transmittal, to be timely delivered. Timely delivery is a condition precedent to acceptance of Shares for purchase pursuant to the Offer and to payment of the Purchase Price.
Shareholders wishing to confirm receipt of a Letter of Transmittal may contact the agent specified in the instructions therein. The method of delivery of any documents is at the election and complete risk of the Shareholder tendering Shares, including, but not limited to, the failure to receive any Letter of Transmittal or other document submitted by facsimile transmission. All questions as to the validity, form, eligibility (including time of receipt) and acceptance of tenders will be determined by the Company, in its sole discretion, and its determination shall be final and binding. The Company reserves the absolute right to reject any or all tenders (i) determined by it not to be in appropriate form or (ii) for which the acceptance of, or payment for, would, in the opinion of counsel for the Company, be unlawful. The Company also reserves the absolute right to waive any of the conditions of the Offer or any defect in any tender with respect to any particular Shares or any particular Shareholder (including, without limitation, the conditions relating to the dates on which Shares must be tendered or withdrawn), and the Company’s interpretation of the terms and conditions of the Offer will be final and binding. Unless waived, any defects or irregularities in connection with tenders must be cured within such time as the Company shall determine. Tenders will not be deemed to have been made until the defects or irregularities have been cured or waived. None of the Company, the Board, Willow Tree Capital Corp Advisors LLC, the Company’s investment adviser (the “Adviser”), or any of their agents is obligated to give notice of any defects or irregularities in tenders, nor shall any of them incur any liability for failure to give such notice.
5.Withdrawal Rights.
Any Shareholder tendering Shares pursuant to this Offer may withdraw tendered Shares at any time before the Expiration Date. A form to use to give notice of withdrawal is enclosed with the Offer to Purchase. To be effective, any notice of withdrawal must be timely received by the agent specified in the instructions to the Notice of Withdrawal. All questions as to the form and validity (including time of receipt) of notices of withdrawal will be determined by the Company, in its sole discretion, and such determination shall be final and binding. Shares properly withdrawn shall not thereafter be deemed to be tendered for purposes of the Offer. However, withdrawn Shares may be re-tendered prior to the Expiration Date by following the procedures for tenders described above.

6.Purchases and Payment.
Our acceptance of your Shares will form a binding agreement between you and the Company on the terms and subject to the conditions of this Offer. If your Shares are accepted for purchase, you will be sent a letter (the “Acceptance Letter”) notifying you that the Company has received and accepted your tendered Shares. Payment for your Shares will be in the form of a promissory note (each, a “Note”), and the Note will be issued promptly following the expiration of the Offer. The Note will be non-interest bearing, non-transferable and non-negotiable. The Note may be prepaid, without premium, penalty or notice, at any time. With respect to the Shares tendered, the owner of a Note will no longer be a shareholder of the Company, and will not have the rights of a shareholder, including, without limitation, voting rights. The Company will effect payment for each Note in cash promptly after the determination of the net asset value per share as of April 30, 2026. Each Note will be held for shareholders by the Transfer Agent. Forms of the Acceptance Letter and the Note are attached hereto as Exhibits 99(a)(1)(iv) and 99(a)(1)(v), respectively.
In all cases, the Note issued as payment for Shares purchased pursuant to the Offer will be issued only after timely receipt by us of: (a) a Letter of Transmittal properly completed and bearing original signature(s) and any required signature guarantee(s), and (b) any other documents required by the Letter of Transmittal.
Each Shareholder whose Shares (or portion thereof) have been accepted for repurchase will continue to be a Shareholder of the Company until the Valuation Date (and thereafter if not all of its Shares are repurchased) and may exercise his or her voting rights with respect to the repurchased Shares (or portion thereof) until the Valuation Date.
As discussed in Section 1, the Company is limiting the aggregate number of Shares to be repurchased to 5.0% of the total outstanding Shares as of December 31, 2025. The actual number of Shares that will be repurchased and the Company’s total cost of purchasing Shares pursuant to the Offer is not determinable at this time. The Company expects that the Purchase Price for Shares acquired pursuant to the Offer to Purchase will be derived from cash on hand (including cash received from investments in the Company), borrowings and/or proceeds from the sale of portfolio holdings. Payment for repurchased shares may require the Company to liquidate portfolio holdings earlier than our Adviser would otherwise have caused these holdings to be liquidated, potentially resulting in losses, and may increase our investment-related expenses as a result of higher portfolio turnover rate. The Company intends to take measures, subject to policies as may be established by our Board, to attempt to avoid or minimize potential losses and expenses resulting from the repurchase of shares.
7.Certain Conditions of the Offer.
The Company may extend the period of time the Offer will be open by issuing a press release or making some other public announcement by no later than the next business day after the Offer otherwise would have expired. If the Company elects to extend the tender period, the Valuation Date may occur after April 30, 2026. During any such extension, all Shares previously tendered and not withdrawn will remain subject to the Offer. The Company also reserves the right, at any time and from time to time, up to and including acceptance of tenders pursuant to the Offer, to: (a) cancel the Offer and in the event of such cancellation, not to purchase or pay for any Shares tendered pursuant to the Offer; (b) amend the Offer; or (c) postpone the acceptance of Shares tendered. If the Company determines to amend the Offer or to postpone the acceptance of Shares tendered, it will, to the extent necessary, extend the period of time during which the Offer is open as provided above and will promptly notify Shareholders.
If you purchased your shares subject to a lock-up period pursuant to the subscription agreement that you entered into when you purchased your shares, your shares are ineligible to be repurchased until the end of the lock-up period.
Please note that just as you have the opportunity to withdraw shares that you have tendered under certain circumstances, the Company has the right to cancel, amend or postpone the Offer at any time before accepting tendered Shares. The Company may cancel the Offer, amend the Offer or postpone the acceptance of tenders made pursuant to the Offer if: (a) the Company would not be able to liquidate portfolio securities in a manner that is orderly and consistent with the Company’s investment objective and policies in order to purchase Shares tendered pursuant to the Offer; (b) there is, in the Board’s judgment, any (i) legal action or proceeding instituted or threatened challenging the Offer or that otherwise would have a material adverse effect on the Company, (ii) declaration of a banking moratorium by Federal or state authorities or any suspension of payment by banks in the United States or New York State that is material to the Company, (iii) limitation imposed by Federal or state authorities on the extension of credit by lending institutions, (iv) suspension of trading on any organized exchange or over-the-counter market where the Company has a material investment, (v) commencement of war, armed hostilities or other international or national calamity directly or indirectly involving the United States that is material to the Company, (vi) material decrease in the estimated net asset value of the Company from the estimated net asset value of the Company as of the commencement of the Offer, or (vii) other event or condition that would have a material adverse effect on the Company or its Shareholders if Shares tendered pursuant to the Offer were purchased; or (c) the independent directors of the Board determine that it is not in the best interest of the Company to purchase Shares pursuant to the Offer. However, there can be no assurance that the Company will exercise its right to extend, amend or cancel the Offer or to postpone acceptance of tenders pursuant to the Offer.
8.Certain Information about the Company.
The Company is an externally managed, closed-end, non-diversified management investment company that has elected to be regulated as a business development company under the 1940 Act, and that is incorporated in Maryland. The principal executive office of the Company is located at 450 Park Avenue, 29th Floor, New York, New York 10022 and the Company’s telephone number is (212) 218-1090. The Shares are not traded on any established trading market.
The Company does not have any plans or proposals that relate to or would result in: (a) the acquisition by any person of additional Shares (other than the Company’s intention to accept purchases for Shares from time to time, the DRIP or otherwise in the discretion of the Company) or the disposition of Shares (except for periodic discretionary solicitations of tender offers); (b) an extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company; (c) any material changes in the present distribution policy or indebtedness or capitalization of the Company; (d) any change in the identity of the investment adviser or directors of the Board, or in the management of the Company including, but not limited to, any plans or proposals to change the number or the term of the directors, to change any material term of the investment advisory arrangements with the Adviser; (e) a sale or transfer of a material amount of assets of the Company (other than as the directors determine may be necessary or appropriate to Company any portion of the Purchase Price for Shares acquired pursuant to this Offer to Purchase or in connection with the ordinary portfolio transactions of the Company); (f) any other material change in the Company’s structure or business, including any plans or proposals to make any changes in its fundamental investment policy for which a vote would be required by Section 13 of the 1940 Act; or (g) any changes in the Articles of Amendment and Restatement, Bylaws, or other actions that may impede the acquisition of control of the Company by any person.

Based on the number of Shares outstanding as of December 31, 2025, the following persons (the named individuals being the directors and officers) own the number of Shares indicated in the below table:

Name of Beneficial Owner	Number of Shares Beneficially Owned(1)	Percentage of Class

Interested Directors:
James Roche	36	*
Timothy Lower	36	*
Independent Directors:
Boris Onefater	—	n/a
Jane Seibels	—	n/a
Todd Centurino	—	n/a
Executive Officers who are not Directors:
Justin Lee	—	n/a
Mark Klingensmith	—	n/a
All Directors and Executive Officers as a Group (7 Persons)	72	*
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*     Less than 1%
(1)     Percentage of beneficial interest is based on 24,058,078 Shares outstanding as of December 31, 2025. Beneficial ownership has been determined in accordance with Rule 13d-3 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”).
None of the directors or executive officers listed above intends to tender any Shares in the Offer. The address for each of the persons listed above is c/o Willow Tree Capital Corporation, 450 Park Avenue, 29th Floor, New York, NY 10022.
During the sixty (60) days prior to March 23, 2026, the Company has issued to directors and executive officers an aggregate of approximately 1.93 Shares, pursuant to the Company’s distribution reinvestment plan, for net proceeds of approximately $31.88. Except for the foregoing, and based upon the Company’s records and upon information provided to the Company, there have not been any other transactions in Shares that as of March 23, 2026 were effected during such period by any of the directors or executive officers of the Company, the Adviser, any person controlling the Company, any director or executive officer of any entity or other person ultimately in control of the Company, any associate or minority-owned subsidiary of the Company or any executive officer or director of any subsidiary of the Company.
9.Tender by DRIP Participants.
If you are a participant in the Company’s DRIP and elect to tender your Shares in full, any Shares issued to you under the DRIP subsequent to the expiration of the tender offer will be considered part of your prior tender, and your participation in the DRIP will be terminated as of the Expiration Date of the applicable tender offer. Any distributions to be paid to you on or after the Expiration Date will be paid in cash on the scheduled distribution payment date.
If you are a participant in the DRIP that elects to tender a portion of your Shares, your participation with respect to your Shares that were tendered will be terminated as of the Expiration Date of the applicable tender offer. For the avoidance of doubt, your participation in the DRIP with respect to the Shares that were tendered will be terminated as of the Expiration Date of the applicable tender offer regardless of whether all the Shares tendered are ultimately repurchased. Any distributions to be paid to you on or after the Expiration Date from the tendered Shares (whether or not the Shares were repurchased) will be paid in cash on the scheduled distribution payment date.

10.Certain Federal Income Tax Consequences.
The following discussion is a general summary of the U.S. federal income tax consequences of the purchase of Shares by the Company from Shareholders pursuant to the Offer. This summary is based on U.S. federal income tax law as of the date hereof, including the Internal Revenue Code of 1986, as amended (the “Code”), applicable Treasury regulations, Internal Revenue Service (“IRS”) rulings, judicial authority and current administrative rulings and practice, all of which are subject to change, possibly with retroactive effect. There can be no assurance that the IRS would not assert, or that a court would not sustain, a position contrary to any of those set forth below, and the Company has not obtained, nor does the Company intend to obtain, a ruling from the IRS or an opinion of counsel with respect to any of the consequences described below. For more detailed information regarding tax considerations applicable to a purchase of Shares by the Company pursuant to the Offer, and ownership of Shares of the Company in general, see the Company’s Registration Statement on Form 10 (the “Form 10”) filed with the SEC on March 29, 2024. Shareholders should also consult their own tax advisers regarding their particular situation and the potential tax consequences of a purchase of their Shares by the Company pursuant to the Offer, including but not limited to potential state, local and foreign taxation, as well as any applicable transfer taxes.
Except where noted, this discussion deals only with Shares held as capital assets and does not deal with all tax consequences that may be relevant to Shareholders in light of their particular circumstances or to Shareholders subject to special tax rules (including, without limitation, partnerships or other pass-through entities (and investors therein), dealers or traders in securities, financial institutions, tax-exempt organizations, insurance companies, U.S. expatriates, persons liable for the alternative minimum tax, persons holding Shares as a part of a hedging, conversion or constructive sale transaction or a straddle, nonresident alien individuals present in the United States for more than 182 days during the taxable year in which their Shares are repurchased pursuant to the Offer or U.S. Shareholders (as defined below) whose functional currency is not the U.S. dollar).
As used herein, the term “U.S. Shareholder” refers to a Shareholder who is, for U.S. federal income tax purposes: (i) an individual citizen or resident of the United States, (ii) a corporation, or other entity that is treated as a corporation, created or organized in or under the laws of the United States or any State thereof or the District of Columbia, (iii) an estate the income of which is subject to U.S. federal income tax regardless of the source of such income, or (iv) a trust if (a) a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons (as defined in the Code) have the authority to control all substantial decisions of the trust or (b) the trust has a valid election in effect under applicable Treasury regulations to be treated as a U.S. person. The term “Non-U.S. Shareholder” refers to a Shareholder who is neither a U.S. Shareholder nor a partnership (or other entity or arrangement treated as a partnership for U.S. federal income tax purposes).
If a partnership (including an entity or arrangement treated as a partnership for U.S. federal income tax purposes) holds Shares, the tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership. Any partner of a partnership holding Shares should consult its tax advisers with respect to the purchase, ownership and disposition of such Shares.
U.S. Shareholders. The sale of Shares pursuant to the Offer generally will be a taxable transaction for U.S. federal income tax purposes, either as a “sale or exchange,” or under certain circumstances, as a “dividend.” Under Section 302(b) of the Code, a U.S. Shareholder (other than a tax-exempt Shareholder) whose Shares are repurchased pursuant to the Offer generally will be treated as having sold the Shares and will recognize gain or loss for U.S. federal income tax purposes, so long as either (a) such U.S. Shareholder tenders, and the Company repurchases, all of such U.S. Shareholder’s Shares (i.e., reduces such U.S. Shareholder’s percentage ownership of the Company to 0%), (b) such U.S. Shareholder meets numerical safe harbors with respect to percentage voting interest and reduction in ownership of the Company following the completion of the Offer, or (c) the tender otherwise results in a payment to such U.S. Shareholder that is not essentially equivalent to a dividend, which determination depends on a U.S. Shareholder’s particular facts and circumstances, including the initial size of and extent to which a U.S. Shareholder’s ownership percentage interest in the Company is reduced. For these purposes, a shareholder’s ownership of the Company is determined after applying the ownership attribution rules under Section 318 of the Code. The gain or loss recognized by a U.S. Shareholder in such case generally will equal the difference between the price paid by the Company for the Shares pursuant to the Offer and the U.S. Shareholder’s adjusted tax basis in the Shares sold. A tendering U.S. Shareholder’s gain or loss will generally be a capital gain or loss. A capital gain or loss will generally be treated as a long-term capital gain or loss if the Shares have been held for more than one year and as a short-term capital gain or loss if the Shares have been held for one year or less. The maximum U.S. federal income tax rate applicable to capital gains recognized by a non-corporate U.S. Shareholder is currently (i) the same as the applicable ordinary income rate for short-term capital gains and (ii) 20% for long-term capital gains. In addition, the Code generally imposes a 3.8% Medicare contribution tax on the net investment income of certain individuals, estates and trusts to the extent their income exceeds certain threshold amounts. For these purposes, “net investment income” generally includes, among other things, (i) distributions paid by the Company of net investment income and capital gains, and (ii) any net gain from the sale, exchange or other taxable disposition of the Shares.
In the event that a tendering U.S. Shareholder’s ownership (or deemed ownership under Section 318 of the Code) of Shares of the Company is not reduced to the extent required under the tests described above, such U.S. Shareholder would generally be deemed to receive a distribution from the Company under Section 301 of the Code with respect to the Shares held by the U.S. Shareholder after the tender (a “Section 301 distribution”). Such distribution, which would equal the price paid by the Company to such U.S. Shareholder for the Shares sold, would be taxable as a dividend to the extent of the Company’s current and/or accumulated earnings and profits allocable to such distribution, with the excess treated as a return of capital reducing the U.S. Shareholder’s adjusted tax basis in the Shares, and thereafter as capital gain. If any amounts received by a U.S. Shareholder are treated as a dividend, the adjusted tax basis (after any adjustment for a return of capital) in the Shares sold pursuant to the Offer will generally be transferred to any remaining Shares held by the U.S. Shareholder. It is not expected that any amount treated as a dividend will be eligible for the dividends received deduction allowed to corporations or for the reduced U.S. federal income tax rates that are currently imposed on certain “qualified dividend income” received by non-corporate U.S. Shareholders.
In addition, if a tender of Shares is treated as a “dividend” to a tendering shareholder, the IRS may take the position that a constructive distribution under Section 305(c) of the Code may result to a shareholder whose proportionate interest in the earnings and assets of the Company has been increased by such tender. Shareholders are urged to consult their own tax advisors regarding the possibility of deemed distributions resulting from the sale of Shares pursuant to the Offer.
Under the “wash sale” rules under the Code, provided the tender of Shares pursuant to the Offer is treated as a sale or exchange (and not a distribution as described above), loss recognized on Shares sold pursuant to the Offer will ordinarily be disallowed to the extent the U.S. Shareholder acquires other Shares of the Company (whether through automatic reinvestment of dividends or otherwise) or substantially identical stock or securities within 30 days before or after the date the tendered Shares are purchased pursuant to the Offer. In that event, the basis and holding period of the Shares (or substantially identical stock or securities) acquired will be adjusted to reflect the disallowed loss. Any loss realized by a U.S. Shareholder on the sale of Shares held by the U.S. Shareholder for six months or less will be treated for U.S. federal income tax purposes as a long-term capital loss to the extent of any distributions or deemed distributions of long-term capital gains received by the U.S. Shareholder with respect to such Shares. A U.S. Shareholder’s ability to utilize capital losses may be limited under the Code.
The Company may be required to impose backup withholding at a rate of 24% on the gross proceeds paid to a U.S. Shareholder or other payee pursuant to the Offer unless either: (a) the U.S. Shareholder has completed and submitted to the Company an IRS Form W-9 (or Substitute Form W-9), providing the U.S. Shareholder’s employer identification number or social security number as applicable, and certifying under penalties of perjury that: (1) such number is correct; (2) either (i) the U.S. Shareholder is exempt from backup withholding, (ii) the U.S. Shareholder has not been notified by the IRS that the U.S. Shareholder is subject to backup withholding as a result of an under-reporting of interest or dividends, or (iii) the IRS has notified the U.S. Shareholder that the U.S. Shareholder is no longer subject to backup withholding; or (b) an exception applies under applicable law.
Non-U.S. Shareholders. Generally, if a Non-U.S. Shareholder’s sale of Shares pursuant to the Offer is respected as a sale or exchange for U.S. federal income tax purposes pursuant to Section 302(b) of the Code (as discussed above), any gain realized by the Non-U.S. Shareholder will not be subject to U.S. federal income tax or to any U.S. tax withholding, provided that such gain is not effectively connected with a trade or business carried on in the United States by the Non-U.S. Shareholder (and if an income tax treaty applies, on whether the transaction is attributable to a permanent establishment maintained by the Non-U.S. Shareholder in the United States). If, however, all or a portion of the proceeds received by a tendering Non-U.S. Shareholder is treated for U.S. federal income tax purposes as a distribution by the Company that is a dividend, or if a Non-U.S. Shareholder is otherwise treated as receiving a deemed distribution that is a dividend by reason of the Non-U.S. Shareholder’s increase in its percentage ownership of the Company resulting from other Shareholders’ sale of Shares pursuant to the Offer, and, as discussed in greater detail in the Company’s Form 10, absent a statutory exemption, the dividend received or deemed received by the Non-U.S. Shareholder will be subject to a U.S. withholding tax of 30% (or a lower treaty rate). Such withholding will not apply, however, if the dividend income is effectively connected with a trade or business carried on in the United States by the Non-U.S. Shareholder and the Non-U.S. Shareholder complies with applicable certification requirements (generally, by furnishing an IRS Form W-8ECI). If any gain or dividend income realized in connection with the tender of Shares by a Non-U.S. Shareholder is effectively connected with a trade or business carried on in the United States by the Non-U.S. Shareholder, such gain or dividend will generally be taxed at the regular rates applicable to U.S. Shareholders. In addition, if the Non-U.S. Shareholder is a non-U.S. corporation, it may be subject to a branch profits tax of 30% (or a lower treaty rate) on its effectively connected income. In order to qualify for an exemption from withholding for effectively connected income or for lower withholding tax rates under income tax treaties, or to establish an exemption from backup withholding, a Non-U.S. Shareholder must comply with special certification and filing requirements relating to its non-U.S. status (including, in general, furnishing an IRS Form W-8ECI, W-8BEN or W-8BEN-E, as applicable, or any substitute form). Because an applicable withholding agent may not be able to determine if a particular Non-U.S. Shareholder qualifies for sale or exchange treatment pursuant to Section 302(b) of the Code, such agent may withhold U.S. federal income tax equal to 30% of the gross payments payable to a Non-U.S. Shareholder unless the agent determines that an exemption or a reduced rate of withholding is available as discussed above.
However, a Non-U.S. Shareholder may be eligible to obtain a refund of all or a portion of any tax withheld if such Non-U.S. Shareholder establishes that it qualifies for sale or exchange treatment pursuant to Section 302(b) of the Code or is otherwise able to establish that no tax or a reduced amount of tax is due. See the section of the Company’s Form 10 entitled “Certain U.S. Federal Income Tax Considerations-Foreign Shareholders” for further information concerning the taxation of Non-U.S. Shareholders. Non-U.S. Shareholders are urged to consult their tax advisors regarding the application of U.S. federal income tax rules, including withholding, to their tender of Shares.
Non-U.S. Shareholders should provide the Company with a properly completed IRS Form W-8BEN, Form W-8BEN-E Form W-8IMY, Form W-8ECI or other applicable form in order to avoid backup withholding imposed at a rate of 24% on the cash they receive from the Company regardless of how they are taxed with respect to their tender of the Shares involved.
FATCA. Legislation commonly referred to as the “Foreign Account Tax Compliance Act,” or “FATCA,” generally imposes a 30% withholding tax on payments of certain types of income to foreign financial institutions (“FFIs”) unless such FFIs either (i) enter into an agreement with the U.S. Treasury to report certain required information with respect to accounts held by certain specified U.S. persons (or held by foreign entities that have certain specified U.S. persons as substantial owners) or (ii) reside in a jurisdiction that has entered into an intergovernmental agreement (“IGA”) with the IRS to provide such information and are in compliance with the terms of such IGA and any implementing legislation or regulation. The types of income subject to the tax include U.S. source interest and dividends. While the Code would also require withholding on payments of the gross proceeds from the sale of any property that could produce U.S.- source interest or dividends, the U.S. Treasury Department has indicated its intent to eliminate this requirement in proposed regulations, which state that taxpayers may rely on the proposed regulations until final regulations are issued. The information required to be reported includes the identity and taxpayer identification number of each account holder that is a specified U.S. person and financial information associated with the holder's account. In addition, subject to certain exceptions, this legislation also imposes a 30% withholding on certain payments to certain foreign entities that are not financial institutions unless the foreign entity certifies that it does not have a greater than 10% owner that is a specified U.S. person or provides the withholding agent with identifying information on each greater than 10% owner that is a specified person. Depending on the status of the Non-U.S. Shareholder and the status of the intermediaries through which they hold their Shares, if a Non-U.S. Shareholder is deemed to receive a dividend, such Non-U.S. Shareholder could be subject to this 30% withholding tax with respect to distributions on their Shares. Under certain circumstances, a Non-U.S. Shareholder might be eligible for refunds or credits of such taxes.
Other Tax Consequences. The Company’s purchase of Shares in the Offer may directly result in, or contribute to a subsequent, limitation on the Company’s ability to use capital loss carryforwards to offset future gains.
Therefore, in certain circumstances, Shareholders who remain Shareholders following completion of the Offer may pay taxes sooner, or pay more taxes, than they would have had the Offer not occurred.
Payments for repurchased Shares may require the Company to liquidate all or a portion of its portfolio holdings. Such action could give rise to increased taxable distributions to Shareholders, including distributions of ordinary income or short-term capital gains taxable to individuals as ordinary income.
Under Treasury regulations directed at tax shelter activity, if a Shareholder recognizes a loss of $2 million or more for an individual Shareholder or $10 million or more for a corporate Shareholder in any single taxable year (or a greater loss over a combination of years), such Shareholder must file with the IRS a disclosure statement on Form 8886. Direct holders of portfolio securities are in many cases excepted from this reporting requirement, but under current guidance, shareholders of a regulated investment company (“RIC”), such as the Company, are not excepted. Future guidance may extend the current exception from this reporting requirement to shareholders of most or all RICs. The fact that a loss is reportable under these regulations does not affect the legal determination of whether the taxpayer’s treatment of the loss is proper.
Shareholders should consult their own tax advisers concerning any possible disclosure obligation with respect to their disposition of Shares pursuant to the Offer.
11.Miscellaneous.
The Offer is not being made to, nor will tenders be accepted from, Shareholders in any jurisdiction in which the Offer or its acceptance would not comply with the securities or Blue Sky laws of such jurisdiction. The Company is not aware of any jurisdiction in which the Offer or tenders pursuant thereto would not be in compliance with the laws of such jurisdiction. However, the Company reserves the right to exclude Shareholders from the Offer in any jurisdiction in which it is asserted that the Offer cannot lawfully be made.
The Company believes such exclusion is permissible under applicable laws and regulations, provided the Company makes a good faith effort to comply with any state law deemed applicable to the Offer.
The Company has filed an Issuer Tender Offer Statement on Schedule TO with the Securities and Exchange Commission (the “SEC”), which includes certain information relating to the Offer summarized herein. A free copy of such statement may be obtained by contacting the Transfer Agent at (833) 315-2991, at the SEC’s public reference room at 100 F Street, N.E., Washington, D.C. 20549, or from the SEC’s website (www.sec.gov).
Financial Statements
The audited consolidated financial statements of the Company for the fiscal year ended December 31, 2025, filed with the SEC on EDGAR on March 24, 2026, are incorporated by reference. The Company will prepare and make available to Shareholders the audited annual consolidated financial statements of the Company within 90 days after the close of the period for which the report is being made, or as otherwise required by the 1940 Act.